Exhibit 99.37

Sandspring presents new drill results, including 151m of 1.07g/t gold in Hole
TPD-80 located 400 metres northwest along strike on stepout from the current
Toroparu gold-copper resource

July 6, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update on gold and copper assay results from drilling in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights include:

•
Hole TPD-076 on the western  boundary of the current NI 43-101 Toroparu  gold-copper  resource  intersected a composite  average  grade  interval  of 1.21g/t gold and .03% copper over 169.5 metres, including an interval grading 8.27g/t gold over 12.0 metres

•
Hole TPD-080 collared  400 metres  northwest  along strike  of the western  boundary of the current NI 43-101 Toroparu gold-copper  resource  intersected a composite average grade interval  of 1.07g/t gold and .04% copper over 151 metres

Results from holes TPD065 - TPD080 comprise an additional 8,819m of drilling designed to optimize and expand grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource and to test continuity at various step-out locations along strike (Table 2). Assay results from a total of 35,916m of diamond drilling have now been disclosed to date on the Toroparu Property. Drill hole collar locations and the Toroparu gold-copper deposit envelope contour and intercept highlights are appended to this press release (Figure 1).

Figure 1 Drill Hole Locations; Holes 65 to 80

Toroparu Deposit Horizon; Holes 65-80; Targeting along-strike strike extensions

SANDSPRING RESOURCES LTD.

Surface Gradient Induced Polarization (IP) Data

Deposit horizon: IP-interpreted extension
Hole 76: 169m of 1.21g/t gold and .03% copper
Hole 80: 151m of 1.07g/t gold and .04% copper
Hole 77: 171m of 0.51g/t gold and .07% copper
TPD082
TPD080
TPD077
TPD081
TPD034
TPD079
TPD076
TPD078
TPD037
TPD069
TPD065
TPD067
TPD013
TPD012
TPD042
TPD043
0 500m
Total Chargeability
ETK Inc
Toruparu Project
Guyana
Gradient IP Survey - Total Chargeability
Insight Geophysics Inc
Drill Holes Locations

Abraham Drost, P.Geo. President of Sandspring states: “The latest batch of assays are anchored by Hole 76 on the western edge of the current 800m long Toroparu gold-copper resource envelope. Assay results from stepout Holes 75, 77 and especially Hole 80 collared 400m northwest along strike suggest the discovery of a new gold-mineralized shoot and potential for resource expansion. The Toroparu deposit horizon remains open at depth and along strike at this time.

The latest step-out drill results validate a shear-hosted gold-copper deposit model highlighted by the gradient array IP geophysical dataset produced on site by Insight Geophysics Inc. With the IP data, not only can we “see” the Toroparu bedrock deposit horizon under saprolite cover, we can now follow it out with confidence along strike.

Drill testing of the Toroparu deposit horizon has been remarkably successful thus far with an Indicated resource discovery rate of approximately 100 ounces gold-equivalent per metre drilled to date.  Previous technical reports on the property note similarities between the Toroparu deposit in Guyana and that of the Las Brisas deposit, part of the Kilometer 88 gold district in Venezuela. In terms of upside size potential and low discovery cost, the latest assay results point to the potential to develop a new gold district at Toroparu.”

The current Toroparu gold-copper mineral resource as disclosed June 3, 2010 and independently modeled by P&E Mining Consultants Inc., is a potentially open-pittable bulk tonnage deposit with an NI 43-101 compliant Indicated mineral resource of 3,692,000 ounces gold-equivalent (2,891,000 oz. gold and 288 million pounds copper) and an additional Inferred mineral resource of 1,078,000 ounces gold-equivalent (895,000 oz. gold and 66 million pounds copper) (Table 1).

Table 1: Toroparu Resource Estimate Within An Optimized  Pit Shell

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues and are subject to the findings of a full feasibility study.

(2)
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

(3)
The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

(4)
The metal prices used in this estimate were an approximate 2 year trailing average as follows: Au US$955/oz and Cu $2.95/lb. The AuEq ratio of 1% Cu equals 1.8 grams Au was derived from a 90% Au recovery and a 75% Cu recovery. These recoveries were based on recent metallurgical testwork by SGS Lakefield. Mining costs were $1.75 per tonne of Fresh rock and $1.50 per tonne of Saprolite, Processing and G&A costs were $11/tonne for Fresh rock and 8.75/tonne for Saprolite. Pit optimization slopes were 50 degrees.

Table 2: Summary of 2010 Composite Assays for Holes TPD-065 to TPD-080 Sandspring Resources - Toroparu Project
Hole ID	Zone	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
TPD-065 826637.89E	TE - Toroparu East 714116.45N	31.00 159.50	50.00 179.00	19.00 19.50	0.69 1.06	0.08 0.09	31.00 44.00 80.00 120.50 137.00 146.00 159.50 164.00 198.50 254.00 458.00	35.50 50.00 81.50 122.00 140.00 147.50 161.00 179.00 200.00 255.50 461.00	4.50 6.00 1.50 1.50 3.00 1.50 1.50 15.00 1.50 1.50 3.00	1.27 0.66 0.57 0.57 0.76 0.51 0.62 1.27 0.78 4.54 1.09	0.01 0.16 0.09 0.05 0.05 0.05 0.04 0.10 0.05 0.01 0.02
TPD-066 826259.62E	TP - Toroparu Pit 714132.58N	234.00	499.50	265.50	0.69	0.06	97.50 177.00 234.00 238.50 253.50 262.50 277.50 294.00 315.00	99.00 178.50 235.50 241.50 255.00 264.00 285.00 300.00 316.50	1.50 1.50 1.50 3.00 1.50 1.50 7.50 6.00 1.50	1.57 1.43 0.79 0.96 1.21 0.61 0.62 0.91 11.81	0.19 0.11 0.25 0.42 0.25 0.17 0.18 0.12 0.04

							322.50 337.50 354.00 390.00 400.50 430.50 438.00 468.00 481.50 522.00 528.00	325.50 342.00 378.00 391.50 426.00 432.00 459.00 469.50 499.50 523.50 529.50	3.00 4.50 24.00 1.50 25.50 1.50 21.00 1.50 18.00 1.50 1.50	1.37 1.28 1.99 2.92 0.74 0.63 1.03 0.87 0.84 0.90 0.84	0.08 0.10 0.09 0.03 0.03 0.03 0.01 0.02 0.04 0.00 0.01
TPD-067 826538.52E	TE - Toroparu East 714148.69N	445.50	469.50	24.00	0.56	0.12	2.50 303.00 349.50 366.00 397.50 445.50 453.00 459.00 465.00 492.00 522.00 534.00	4.00 304.50 352.50 367.50 402.00 447.00 454.50 460.50 469.50 505.50 525.00 535.50	1.50 1.50 3.00 1.50 4.50 1.50 1.50 1.50 4.50 13.50 3.00 1.50	0.67 0.61 0.90 0.67 0.80 1.15 1.20 1.19 0.95 0.61 0.66 0.53	0.07 0.17 0.24 0.11 0.27 0.14 0.19 0.21 0.16 0.17 0.17 0.07
TPD-068 826367.71E	TE - Toroparu East 714100.7N	283.00 319.00	298.00 451.00	15.00 132.00	0.65 0.67	0.10 0.02	67.00 235.00 272.50 283.00 296.50 319.00 329.50 355.00 370.00 382.00 412.00 443.50 449.50 476.50 481.00 487.00	68.50 236.50 274.00 286.00 298.00 322.00 340.00 356.50 374.50 386.50 433.00 448.00 451.00 478.00 482.50 488.50	1.50 1.50 1.50 3.00 1.50 3.00 10.50 1.50 4.50 4.50 21.00 4.50 1.50 1.50 1.50 1.50	0.65 1.51 0.50 2.14 0.76 1.03 3.37 1.09 0.91 0.90 0.92 0.68 0.59 1.18 0.62 0.58	0.00 0.41 0.10 0.26 0.07 0.11 0.04 0.03 0.06 0.02 0.02 0.00 0.00 0.01 0.02 0.01
TPD-069 826256.76E	TE - Toroparu East 713655.61N	68.00 450.50	86.00 582.50	18.00 132.00	0.54 0.65	0.02 0.07	68.00 80.00 84.50 450.50 459.50 462.50 471.50 476.00 494.00 503.00 507.50 510.50 560.00	69.50 81.50 86.00 452.00 461.00 468.50 473.00 477.50 495.50 504.50 509.00 554.00 561.50	1.50 1.50 1.50 1.50 1.50 6.00 1.50 1.50 1.50 1.50 1.50 43.50 1.50	2.21 0.86 2.88 1.67 0.53 0.79 0.51 0.73 0.55 0.63 1.36 1.28 0.85	0.08 0.01 0.01 0.10 0.19 0.18 0.21 0.16 0.06 0.07 0.10 0.07 0.00

							570.50 581.00	572.00 582.50	1.50 1.50	0.94 1.44	0.01 0.00
TPD-070 826040.84E	TP - Toroparu Pit 714378.28N						0.00 13.00 131.50	4.00 14.50 133.00	4.00 1.50 1.50	0.74 0.79 1.10	0.06 0.03 0.05
TPD-071 826021.1E	TP - Toroparu Pit 714585.54N	25.50	300.50	275.00	0.66	0.08	25.50 30.00 45.00 50.00 62.00 69.50 89.00 191.00 209.00 233.00 248.00 333.50 488.00	27.00 33.00 47.00 51.50 63.50 71.00 173.00 194.00 210.50 234.50 300.50 335.00 489.50	1.50 3.00 2.00 1.50 1.50 1.50 84.00 3.00 1.50 1.50 52.50 1.50 1.50	1.20 0.84 0.61 0.62 2.40 1.03 0.96 0.65 2.46 0.88 1.26 0.54 0.72	0.04 0.27 0.07 0.15 0.07 0.09 0.07 0.14 0.02 0.07 0.13 0.01 0.03
TPD-072 826612.98E	TE - Toroparu East 714374.23N	423.00 481.50	453.00 490.50	30.00 9.00	0.71 0.90	0.03 0.02	75.00 103.50 121.50 130.50 142.50 196.50 330.00 352.50 360.00 369.00 379.50 391.50 423.00 436.50 441.00 481.50 486.00 489.00 505.50	91.50 105.00 123.00 132.00 144.00 201.00 331.50 354.00 361.50 370.50 381.00 394.50 424.50 438.00 453.00 483.00 487.50 490.50 507.00	16.50 1.50 1.50 1.50 1.50 4.50 1.50 1.50 1.50 1.50 1.50 3.00 1.50 1.50 12.00 1.50 1.50 1.50 1.50	0.69 0.55 1.02 0.53 1.08 0.92 1.30 0.59 0.63 4.16 0.94 1.17 4.30 0.55 1.00 0.60 0.67 3.38 0.53	0.08 0.01 0.09 0.06 0.07 0.11 0.02 0.03 0.01 0.01 0.04 0.05 0.03 0.07 0.03 0.02 0.02 0.04 0.02
TPD-073 826006E	TP - Toroparu Pit 714818N	328.50 483.00	382.50 609.00	54.00 126.00	0.88 0.93	0.06 0.01	40.00 51.00 292.50 328.50 339.00 349.50 363.00 426.00 483.00 487.50 507.00 531.00 585.00 589.50 600.00	43.00 52.50 294.00 333.00 342.00 358.50 382.50 435.00 484.50 498.00 520.50 574.50 586.50 591.00 601.50	3.00 1.50 1.50 4.50 3.00 9.00 19.50 9.00 1.50 10.50 13.50 43.50 1.50 1.50 1.50	0.84 1.00 0.89 0.94 1.21 3.01 0.54 1.80 0.51 1.75 0.88 1.57 1.17 0.52 0.52	0.01 0.07 0.01 0.05 0.06 0.05 0.09 0.00 0.01 0.03 0.01 0.02 0.01 0.00 0.01

							604.50	609.00	4.50	1.46	0.03
TPD-074 826828E	TE - Toroparu East 714383N	176.00	182.00	6.00	0.78	0.05	147.50 176.00 180.50 276.50 338.00 368.00	149.00 177.50 182.00 279.50 339.50 369.50	1.50 1.50 1.50 3.00 1.50 1.50	1.53 1.73 0.79 4.71 1.57 0.81	0.00 0.08 0.07 0.17 0.01 0.01
TPD-075 825744.89E	TW - Toroparu West 715018.51N	1.00 244.50 307.50 466.50	10.00 267.00 328.50 525.00	9.00 22.50 21.00 58.50	3.05 0.52 0.69 0.68	0.00 0.06 0.15 0.12	1.00 8.50 34.00 120.00 132.00 145.50 175.50 207.00 244.50 255.00 264.00 282.00 307.50 319.50 327.00 381.00 402.00 466.50 478.50 522.00	5.50 10.00 35.50 121.50 133.50 148.50 177.00 208.50 249.00 256.50 267.00 285.00 310.50 324.00 328.50 384.00 405.00 468.00 505.50 525.00	4.50 1.50 1.50 1.50 1.50 3.00 1.50 1.50 4.50 1.50 3.00 3.00 3.00 4.50 1.50 3.00 3.00 1.50 27.00 3.00	2.65 10.10 3.38 1.37 1.15 1.24 1.17 43.90 0.84 1.50 1.51 0.87 1.43 1.60 0.52 8.53 1.19 0.98 1.18 0.75	0.00 0.00 0.01 0.00 0.01 0.01 0.00 0.01 0.13 0.06 0.09 0.11 0.52 0.13 0.26 0.03 0.10 0.38 0.08 0.33
TPD-076 826013.46E	TW - Toroparu West 714813.16N	270.00 352.50	294.00 522.00	24.00 169.50	0.52 1.21	0.05 0.03	205.50 270.00 292.50 303.00 342.00 352.50 357.00 372.00 381.00 402.00 415.50 433.50 453.00 460.50 471.00 480.00 507.00 520.50	207.00 279.00 294.00 304.50 343.50 354.00 366.00 373.50 390.00 414.00 417.00 435.00 454.50 462.00 474.00 481.50 519.00 522.00	1.50 9.00 1.50 1.50 1.50 1.50 9.00 1.50 9.00 12.00 1.50 1.50 1.50 1.50 3.00 1.50 12.00 1.50	0.94 0.81 0.50 0.50 0.79 1.59 2.09 1.44 0.95 8.27 0.52 0.51 14.50 2.53 2.25 1.09 1.27 0.57	0.03 0.09 0.08 0.08 0.06 0.02 0.06 0.11 0.10 0.07 0.07 0.01 0.04 0.02 0.03 0.07 0.02 0.01
TPD-077 825680.37E	TW - Toroparu West 715099.49N	67.00	77.50	10.50	0.62	0.03	67.00 76.00 106.00 176.50 184.00	70.00 77.50 107.50 178.00 185.50	3.00 1.50 1.50 1.50 1.50	1.04 2.01 1.35 0.64 3.65	0.08 0.01 0.00 0.01 0.00

		203.50 592.00	374.50 611.50	171.00 19.50	0.59 0.58	0.07 0.15	203.50 235.00 268.00 275.50 277.00 314.50 325.00 328.00 343.00 349.00 370.00 392.50 403.00 592.00 595.00 605.50 610.00	214.00 244.00 271.00 277.00 305.50 317.50 326.50 332.50 344.50 350.50 374.50 394.00 404.50 593.50 596.50 607.00 611.50	10.50 9.00 3.00 1.50 28.50 3.00 1.50 4.50 1.50 1.50 4.50 1.50 1.50 1.50 1.50 1.50 1.50	1.01 1.00 0.62 0.67 0.96 0.86 0.74 0.73 0.91 0.91 6.28 1.14 1.84 0.69 0.72 2.41 1.83	0.07 0.16 0.17 0.30 0.16 0.06 0.13 0.15 0.07 0.15 0.06 0.13 0.08 0.08 0.16 0.21 0.32
TPD-078 825337.2E	Off-trend Anomaly 714228.81N	7.00	17.50	10.50	1.28	0.03	7.00 11.50 16.00 66.00 72.00 78.00	8.50 13.00 17.50 67.50 73.50 79.50	1.50 1.50 1.50 1.50 1.50 1.50	6.30 1.12 0.80 0.58 0.59 0.78	0.02 0.01 0.06 0.01 0.00 0.00
TPD-079 825086.93E	Off-trend Anomaly 714892.6N						246.00 265.50 348.00 541.50 579.00 613.50	247.50 267.00 349.50 543.00 580.50 615.00	1.50 1.50 1.50 1.50 1.50 1.50	0.58 0.51 0.62 0.55 1.72 0.55	0.16 0.03 0.00 0.05 0.13 0.03
TPD-080 825628.53	TW - Toroparu West 715278.69	498.00	649.50	151.50	1.07	0.04	375.00 385.50 423.00 445.50 450.00 468.00 498.00 516.00 541.50 568.50 586.50 598.50 609.00 621.00 628.50 636.00 658.50 675.00	376.50 387.00 429.00 447.00 451.50 469.50 507.00 535.50 562.50 583.50 588.00 604.50 612.00 627.00 630.00 649.50 660.00 681.00	1.50 1.50 6.00 1.50 1.50 1.50 9.00 19.50 21.00 15.00 1.50 6.00 3.00 6.00 1.50 13.50 1.50 6.00	0.64 0.69 2.86 0.66 0.77 2.35 3.92 1.06 1.19 2.30 0.74 1.40 0.74 1.56 0.53 0.84 1.55 1.92	0.00 0.01 0.02 0.02 0.02 0.04 0.01 0.04 0.05 0.03 0.01 0.04 0.04 0.02 0.04 0.10 0.26 0.25
* true widths are estimated at approximately 70% of core length widths; all values >0.5 g/t;  bold values >1g/t Au

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd.  (“AcmeLabs”).  AcmeLabs is an ISO:9001:2008  accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr.  Brian Ray, P.Geo.,  Exploration Manager for  Sandspring  and the Company’s Qualified Person on the Toroparu site under NI 43-101, has reviewed and approved the technical content of this press release. Mr. Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. an independent Qualified Person, has approved release of the mineral resource estimate summary contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated resource and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's  mineralized  material  as  an  economically  exploitable  reserve.  There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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